Concessions: We're Live! ⏳



Malcolm Brainerd <malcolmbrainerd@gmail.com>
to David ▾

Tue, Aug 8, 5:02 PM (11 days ago)   ☆   ↩   ⋮

Hope this finds you well David!

We're finally going public with our final leg of the raise for <u>CONCESSIONS</u>! We're crossing the finish line with a platform called Wefunder, which is like Kickstarter but instead of donations, you're a real investor, and can get equity in the opportunity for as little as $100. We're spreading the word as much as we can — every bit of traction helps the algorithms get us noticed. We've already received 50k over the weekend!

Your continued interest and support has meant so much to me. I'm excited to invite you to an early screening and can't wait to share more from production. Come hang out on set if you want!

A quick word on strikes: We're entirely independent, and absolutely qualify for the Interim Agreement. The silver lining is that we go to market next year against a lot less competition.

Would love to call soon and catch up. Try me anytime :)

<u>Concessions Campaign Link!</u>

With Gratitude,
Malcolm

Disclaimer for dorks: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
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Malcolm Brainerd
Sentenza Films
(917) 297 - 4244











Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.